U.S. Securities and Exchange Commission

March 15, 2024

Pillsbury Winthrop Shaw Pittman LLP

2550 Hanover Street | Palo Alto, CA 94304-1115 | tel 650.233.4500 | fax 650.233.4545

Stephen Wurzburg

tel: +1.650.233.4538

steve.wurzburg@pillsburylaw.com

VIA EDGAR

March 15, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, NE

Washington, DC 20549

Attn:	Christian Windsor, Branch Chief Robert Arzonetti, Esq., Staff Attorney Michael Henderson, Staff Accountant Robert Klein, Staff Accountant

Re:	Roan Holdings Group Co., Ltd. Amendment No. 1 to the Annual Report on Form 20-F Filed February 7, 2024 File No. 001-36664

Ladies and Gentlemen:

On behalf of Roan Holdings Group Co., Ltd. (“Roan”), we are providing this letter in response to the comments of the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) contained in its letter, dated March 8, 2024 (the “Comment Letter”), relating to Amendment No. 1 to Roan’s Annual Report on Form 20-F, filed February 7, 2024 (the “Annual Report”). The response below corresponds to the numbering and headings of the paragraphs contained in the Comment Letter, which for your convenience we have incorporated into this response letter in italics.

U.S. Securities and Exchange Commission

March 15, 2024

Amendment No. 1 to the Annual Report on Form 20-F filed February 7, 2024

Risk Factors

Our business entities in Hong Kong may be subject to certain laws, page 7

1.	We note your statement that "...[y]our business entities in Hong Kong that have no substantial operations are subject to virtually no legal risks..." Please confirm that you will revise this risk factor to remove the qualification about "entities...that have no substantial operations" in your next 1934 Act Report. Further revise to clarify the risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice and the risk that the Chinese government may intervene or influence your operations at any time which could result in a material change in your operations.

RESPONSE: Roan confirms that, in its next 1934 Act Report, Roan will revise this risk factor to not include the qualification that its business entities in Hong Kong that have no substantial Operations “are subject to virtually no legal risks..." Roan will further revise this risk factor to clarify the risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice and the risk that the Chinese government may intervene or influence. Roan will do so by adding the following language to this risk factor: “Additionally, the PRC could change the legal status of Hong Kong and the applicability of PRC laws to Hong Kong at any time and Hong Kong could change its laws at any time, including if pressured to do so by the PRC. Also, the enforcement of laws and rules and regulations in the PRC, including Hong Kong, can change quickly with little advance notice and the PRC government may intervene or influence our operations at any time. Changes in these laws or their enforcement, or such intervention or influence, could force us to alter the way our Hong Kong entities function or, if possible, to reincorporate them elsewhere, either of which could have material adverse impacts on our overall operations and cause a reduction in our stock trading price.”

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Please contact the undersigned at steve.wurzburg@pillsburylaw.com or (650) 233-4538 with any questions regarding the responses to the Staff’s comments or the Annual Report, or if you require any additional information.

Thank you in advance for your attention to this matter.

Sincerely,

/s/ Stephen Wurzburg
Stephen Wurzburg

cc:	Zhiyong Tang
Jenny Liu